July 3, 2019

Vladimir Novakovic

President and Chief Executive Officer

Flashapp Inc.

major@flashapp.pro

2 Infirmary Street

Leeds, LS1 2JP

Great Britain

Re: Flashapp Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 6, 2019

File No. 333-228571

Dear Messrs.:

This letter sets forth the responses of Flashapp Inc. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of June 21, 2019.

Amendment No. 2 to Registration Statement on Form S-1 filed June 6, 2019

Registration Statement on Form S-1

Description of Securities, page 26

1.We note your response to prior comment 8. Please reconcile your disclosure that you had 5,000,000 shares of common stock issued and outstanding held by Mr. Novakovic as of May 31, 2019 with other statements that he only owns 3,500,000 of common stock issued and outstanding.

Response: The disclosure was reconciled.

Financial Statements, page F-1

2.Please revise your financial statements and related footnotes as follows:

•Revise the caption titled "net income" in the equity section of your balance sheets to "accumulated deficit."

•Revise the opening balance for your interim statement of changes in stockholders' equity to include a column for common stock subscribed and ensure that each column agrees to the equity accounts in your balance sheet.

•Disclose the date that the financial statements were issued in your subsequent events footnote

Response: The information was revised.

Best regards,

/s/ Vladimir Novakovic

President and Chief Executive Officer of Flashapp Inc.